


DESTINY

# Megi Kavtaradze (She/Her) · 3rd

CEO at Destiny Robotics|AI Robotics Entrepreneur|Humanizing AI and Making Robots Superhumans

Miami, Florida, United States · Contact info

500+ connections

Destiny Robotics

## Experience

**CEO at Destiny Robotics**
Destiny Robotics
Jul 2021 - Present · 8 mos
Miami, Florida, United States

Destiny Robotics is an AI and Robotics company that is creating socially intelligent humanoid robots.
- Our goal is to create next-generation Robots that can interact with humans at a much deeper level than currently possible. ...see more

**Co-Founder**
AI2027 · Full-time
Jan 2022 - Present · 2 mos
Miami, Florida, United States

We bring together people who are building the future of AI. AI2027 organizes the largest Artificial Intelligence event in Miami on May 24th & 25th, 2022.

**Chief Executive Officer and Founder**
Start-up Studio
Jun 2020 - May 2021 · 1 yr

• Founded Startup Studio and tested multiple startup ideas, as well as created various research
• Leading the team of 5 people to create home-cooked food delivery company specifically focused on small cou ...see more

**Throughthenews**
Business Development
May 2018 - Jun 2020 · 2 yrs 2 mos
Tbilisi, Georgia

• Co-founded an international media platform that provides the public with wide range of news, viewpoints and discussions

**ThroughTheNews**
An Innovative, International media platform that provides the society with News, Viewpoints, Discussions and much more, giving different perspectives to local and global issues. ThroughTheNews is the platform seeking to revitalize the development of...

**Head of Innovations**
Georgia Investing
May 2017 - Jun 2020 · 3 yrs 2 mos
Tbilisi

• Created the first property investment and crowdfunding platform in Georgia. Collaborated with potential investors and raised large investment for Georgia's real estate market



**Georgia Investing**
Georgia Investing, Tbilisi, Georgia. 8.2K likes. Georgia Investing is Georgia's real estate agency offering income-generating apartments in Tbilisi. Moreover, we can take care of a wide range of...

See all 9 experiences